ABERDEEN FUNDS

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

(866) 667-9231

July 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4720

Re:	Aberdeen Funds (the “Registrant”)
Request for Withdrawal of Proxy Statement/Prospectus on Form N-14 SEC File No. 333-257881

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Proxy Statement/Prospectus filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-257881), together with all exhibits thereto (collectively, the “N-14”), on July 14, 2021, under its EDGAR access codes (Accession No. 0001104659-21-091814). The N-14 relates to the reorganization of each of the Aberdeen International Sustainable Leaders Fund, the Aberdeen Global Equity Impact Fund and the Aberdeen Global High Income Fund, each a series of Aberdeen Investment Funds, into a corresponding series of the Registrant of the same name.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14.

Should you have any questions regarding this filing, please contact Megan Johnson at Dechert LLP at 202.261.3351.

Sincerely,

/s/ Megan Kennedy
Megan Kennedy
Secretary and Vice President